Your **Vote** Counts!

ESS TECH, INC.

2024 Annual Meeting
Vote by May 16, 2024
11:59 PM ET



ESS TECH, INC.
26440 SW PARKWAY AVE., BLDG. 83
WILSONVILLE, OREGON 97070



V36592-P06266

You invested in ESS TECH, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on May 17, 2024.**

Get informed before you vote

View the Form 10-K and the Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 3, 2024. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

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Vote Virtually at the Meeting*

May 17, 2024
8:00 AM PDT

Virtually at:
www.virtualshareholdermeeting.com/GWH2024

*Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	Election of Directors	
	Nominees:	
1a.	Raffi Garabedian	**For**
1b.	Michael Niggli	**For**
1c.	Alexi Wellman	**For**
2.	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024.	**For**

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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